INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this **"AGREEMENT"**) is made on 25 August 2025:

BETWEEN:

(1) **Autohome Inc.**, a company duly incorporated and validly existing under the laws of the Cayman Islands (registration number: MC-212934), with its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "**Company**"); and

(2) **CARTECH HOLDING COMPANY**, a company duly incorporated and valid existing under the laws of the Cayman Islands (registration number: CT-418614), with its registered address at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Island (the "**Investor**").

WHEREAS:

A   The Investor has agreed to purchase 200,884,012 ordinary shares of the Company, with par value USD0.0025 per share, from Yun Chen Capital Cayman ("**Yun Chen**"), on the terms and conditions set forth in a Share Sale & Purchase Agreement by and between the Investor and Yun Chen dated 20 February 2025 (the "**Share Purchase Agreement**").

B   The Parties intend to enter into this Agreement to set forth certain rights and obligations of the Parties upon completion of the transactions contemplated under the Share Purchase Agreement, subject to the terms and conditions hereof.

Each of the parties to this Agreement is referred to herein individually as a "**Party**" and collectively as the "**Parties**".

IT IS AGREED:

1.   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**

In this Agreement the following definitions apply:

"**Affiliate**" means, in relation to a Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under the common Control of the first mentioned Person.

"**ADSs**" means American Depositary Shares, each of which represents four (4) Ordinary Shares of the Company.

"**Business Day**" means day that is not a Saturday or Sunday or any other day on which banks in the PRC, Hong Kong, the Cayman Islands or the State of New York are required or authorized to be closed.

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"**Control**" means the ownership, directly or indirectly, of more than fifty percent (50%) of the voting shares, registered capital or other equity interest of the relevant Person, or the possession, directly or indirectly, of voting rights sufficient to have a material effect on the resolutions of the shareholders meeting, to appoint or elect a majority of the directors, or otherwise to direct the management of the relevant Person, and "**Controlled**" and "**Controlling**" shall be construed accordingly.

"**Completion**" means the completion of the sale and purchase of the Ordinary Shares of the Company between the Investor and Yun Chen in accordance with the Share Purchase Agreement.

"**Demand Registration**" has the meaning set out in Clause 3.1.1.

"**Form F-3 Registration**" has the meaning set out in Clause 3.3.1.

"**Governmental Authority**" means any government or governmental, administrative, monetary, fiscal or judicial, regulatory body, minister, department, commission, authority (including listing authority), stock exchange, instrumentality, mechanism, board, organisation, tribunal, agency, trade union or entity in any part of the world (or any office or delegate thereof).

"**Group**" means the Company and all of its Subsidiaries, collectively, and each is referred to individually as a "**Group Company**".

"**HKIAC**" has the meaning set out in Clause 5.13.1.

"**HKIAC Rules**" has the meaning set out in Clause 5.13.1.

"**Investor Indemnified Persons**" has the meaning set out in Clause 3.6.1.

"**Law**" means any national, provincial, regional, local or foreign law, statute or ordinance, or any rule, regulation, standard, decision, judgment, order, writ, injunction, decree, arbitration award, agency requirement, licence or permit of any Governmental Authority, in each case, applicable to a Party.

"**Maximum Offering Size**" has the meaning set out in Clause 3.1.5.

"**Nominated Arbitrator**" has the meaning set out in Clause 5.13.2.

"**Ordinary Shares**" of means the ordinary shares of the Company.

"**Person**" means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or a Governmental Authority or other agency or political subdivision thereof.

"**Piggyback Registration**" has the meaning set out in Clause 3.2.1.

"**PRC**" means the People's Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

"**Registrable Shares**" means collectively, (i) the 200,884,012 Ordinary Shares held by the Investor or its Affiliate; (ii) the Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the 200,884,012 Ordinary Shares held by the Investor or its Affiliate; and (iii) any ADS, depositary receipts or similar instrument issued by an institutional depositary upon deposit of any of the foregoing. Notwithstanding the foregoing, Registrable Shares shall not include any Registrable Shares transferred in which the Registration Rights are not transferred or assigned in accordance with this Agreement or any Registrable Shares sold in a public offering, whether sold pursuant to Rule 144, or in a registered offering, or otherwise.

"**Registration Rights**" means the rights to cause the Company to register the Registrable Shares pursuant to Clause 3 of this Agreement.

"**Registration Statement**" means any registration statement filed pursuant to the Securities Act.

"**Representatives**" has the meaning set out in Clause 4.5.

"**Rule 144**" means Rule 144 promulgated under the Securities Act and any successor provision.

"**SEC**" means the U.S. Securities and Exchange Commission or any successor agency.

"**Securities Act**" means the United States Securities Act of 1933 as amended from time to time.

"**Securities Exchange Act**" means the United States Securities Exchange Act of 1934 as amended from time to time.

"**Subsidiary**" means each Person in which the Company (a) beneficially owns, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests, (b) holds the rights to more than fifty percent (50%) of the economic interest of such Person, including interests held through a variable-interest-entity structure or other, similar contractual arrangements, or (c) has a relationship such that the financial statements of such Person may be consolidated into the financial statements of the Company under applicable accounting conventions. For the avoidance of doubt, TTP CAR INC. shall be a Subsidiary.

"**Tax**" means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges, and references to "**Taxes**" shall be construed accordingly.

1.2   **Interpretation**

In the interpretation of this Agreement, the following provisions apply unless the context otherwise requires:

(a) an expression importing a natural person includes any company, trust, partnership, joint venture, association, body corporate or Governmental Authority;

(b) where a word or phrase is given a defined meaning another part of speech or other grammatical form in respect of that word or phrase has a corresponding meaning;

(c) a word which indicates the singular also indicates the plural, a word which indicates the plural also indicates the singular, and a reference to any gender also indicates any other gender;

(d) a reference to the word 'include' or 'including' is to be interpreted without limitation;

(e) a reference to a party, clause, part, schedule, annexure or attachment is a reference to a party, clause, part, schedule, annexure or attachment of or to this Agreement;

(f) a reference to any document or agreement is to that document or agreement as amended, novated, supplemented or replaced;

(g) the schedules, exhibits and attachments form part of this Agreement;

(h) headings are inserted for convenience only and do not affect the interpretation of this Agreement;

(i) a reference to any law, legislation or legislative provision includes any statutory modification, amendment or re-enactment, and any subordinate legislation or regulations issued under that legislation or legislative provision, in either case whether before, on or after the date of this Agreement;

(j) a reference to a time of day means that time of day in the PRC;

(k) where a period of time is expressed to begin or end at, on or with a given day or the day of a given act or event, or to continue to or until such day, it must be calculated exclusive of that day; and

(l) a term of this Agreement which has the effect of requiring anything to be done on or by a date which is not a Business Day must be interpreted as if it required it to be done on or by the next Business Day.

2. **INFORMATION RIGHTS**

2.1 **Access to Information**

So long as the Investor and its Affiliate hold at least 20% of the issued and outstanding shares of the Company, the Company shall, and shall cause any Group Company, to permit the Investor and its respective designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to the Company, to review the books and records of any of the Group Companies and to discuss the affairs, finances and condition of any of the Group Companies with the officers of the Group Companies, as applicable, subject to the terms set forth in Clause 2 of this Agreement.

2.2   If the Investor and its Affiliate hold at least 20% of the issued and outstanding shares of the Company, and is deemed necessary to consolidate the financial statements of the Company into the financial statements of the Investor or the Investor's Affiliate in accordance with the applicable accounting standards, the Company shall deliver the following information, at the Investor's cost and expense and upon the Investor's request, in accordance with the applicable accounting standards, to the Investor:

(a)   As early as practicable within 120 days after the close of each calendar year, the following financial statements, examined by and certified to by the Company's external auditors: (i) the audited consolidated balance sheet of the Company as of the close of such calendar year; (ii) the audited consolidated statement of the Company's comprehensive income for such calendar year; and (iii) the audited consolidated statement of the Company's cash flows for such calendar year;

(b)   Within 60 days after the end of each half calendar year, the unaudited consolidated balance sheet of the Company as of the end of such half calendar year and unaudited consolidated statements of income and other relevant financial information usually included in the interim financial review and the corresponding supporting data and management schedules reasonably required by the Investor;

(c)   Within the earlier of 45 days after the end of each fiscal quarter or 3 Business Days prior to filing financial statements in relation to the preceding quarter with the SEC or other regulatory body, the unaudited consolidated balance sheet of the Company as of the end of such fiscal quarter and unaudited consolidated statements of income and Company's net profits and net losses for the period commencing at the end of the previous fiscal quarter and ending with the end of such fiscal quarter, certified by the Company; and

(d)   Within 10 Business Days after the end of each month, the unaudited consolidated management accounts of the Company, including a detailed profit and loss statement, balance sheet and cash flow statement;

provided that the Investor should notify the Company as soon as practicable once it is no longer required to consolidate the financial statements of the Company into the financial statements of the Investor or the Investor's Affiliate in accordance with the applicable accounting standards.

2.3   If the Investor and its Affiliate hold at least 20% of the issued and outstanding shares of the Company, and is necessary to account for (but not consolidate) its investment in the Company under equity method, the Company shall deliver the following information, upon the Investor's request, at the Investor's cost and expense, in accordance with the applicable accounting standards to the Investor:

(a)   Within 60 days after the end of each half calendar year, the unaudited consolidated balance sheet of the Company as of the end of such half calendar year and unaudited consolidated statements of income and other relevant financial information usually included in the interim financial review and the corresponding supporting data and management schedules reasonably required by the Investor; and

(b) Within 45 days after the end of each quarter, the unaudited consolidated balance sheet of the Company as of the end of such fiscal quarter and unaudited consolidated statements of income and Company's net profits and net losses for the period commencing at the end of the previous fiscal quarter and ending with the end of such fiscal quarter, certified by the Company.

2.4   So long as the Investor and its Affiliate hold at least 20% of the issued and outstanding shares of the Company:(a) the Company shall deliver to the Investor a copy of the register of holders of the Company listing the current owners of Ordinary Shares and the number of Ordinary Shares owned by each member within 30 Business Days after the end of each quarter; and (b) the Company shall also prepare, or cause to be prepared, the information reasonably requested by the Investor, at the Investor's cost and expense, as soon as reasonably practicable.

2.5   In consideration of the business synergies between the Investor and the Company after the Completion, so long as the Investor and its Affiliate hold at least 20% of the issued and outstanding shares of the Company, and is deemed necessary to consolidate the financial statements of the Company into the financial statements of the Investor or the Investor's Affiliate in accordance with the applicable accounting standards, the Company will, and will cause the Group Companies to, make available certain business and operation information concerning the Group to the Investor, at their own cost and expense, to enable the Investor to implement business collaboration and information sharing and synchronization.

3.   **REGISTRATION RIGHTS**

3.1   **Demand Registration**

3.1.1   **Right to Request a Demand Registration**

Upon the Completion and subject to the provisions hereof, the Investor may at any time after 18 months after the date hereof, by written notice, request that the Company register under the Securities Act all or any portion of the Registrable Shares held by the Investor for sale in the manner specified in such notice (a "**Demand Registration**"); provided that the reasonably anticipated aggregate offering price to the public of such Registrable Shares is no less than USD 5,000,000.

3.1.2   **Effective Demand Registration**

Subject to this Clause 3.1 and Clause 3.5, the Company shall use reasonable efforts to (i) publicly file with the SEC, no more than 45 days after receipt of the Investor's request pursuant to Clause 3.1.1, a Registration Statement registering, subject to Clause 3.1.5, such number of Registrable Shares as requested by the Investor to be so registered pursuant to Clause 3.1.1; and (ii) cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter. In the event that updated financial statements are required to be filed with such registration statement, the Company can, at its sole discretion, defer the filing date of the Registration Statement beyond 45 days of receipt of the

Investor's request until 10 days after the Company has filed an annual or quarterly report, as the case may be, with such updated financial statements.

3.1.3   **Number of Demand Registrations**

The Investor shall be entitled to request up to one (1) Demand Registration. The Company shall not count a request for registration as a Demand Registration for purposes of this Clause 3.1.3 unless and until the Registration Statement filed with the SEC pursuant to such request has become effective or as otherwise specified in Clause 3.1.6 or 3.4.1.

3.1.4   **Underwritten Offerings**

The Investor shall be entitled to request an underwritten offering pursuant to a Demand Registration. If the Investor has requested an underwritten offering pursuant to a Demand Registration, then the Investor shall have the right to select the managing underwriter or underwriters to administer any such offering; provided, however, that the choice of managing underwriter or underwriters shall be subject to the consent of the Company, which consent shall not be unreasonably withheld.

3.1.5   **Priority on Demand Registrations**

If the managing underwriters of the Demand Registration advise the Company and the Investor that in their opinion the number of shares of the Company proposed to be included in the Demand Registration exceeds the number of shares that can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the price per share of the Registrable Shares proposed to be sold in such underwritten offering) (the "**Maximum Offering Size**"), the Company shall include in such Demand Registration the number of Registrable Shares requested to be included therein by the Investor such that the aggregate number of shares (including any Registrable Shares) proposed to be registered by the Company and all such holders does not exceed the Maximum Offering Size.

3.1.6   **Effective Period of Demand Registrations**

The Company shall use reasonable efforts to keep any Demand Registration continuously effective for a period equal to 180 days from the date on which the Registration Statement is declared effective by the SEC or such shorter period that shall terminate when all of the Registrable Shares covered by such Demand Registration have been sold. The Company shall not count a Demand Registration against the limit on the number of such registrations set forth in Clause 3.1.3 if after the applicable Registration Statement has become effective, (i) such Registration Statement or the related offer, sale or distribution of Registrable Shares thereunder becomes the subject of any stop order, injunction or other order or restriction imposed by the SEC or any other Governmental Authority for any reason and such interference is not promptly thereafter eliminated so as to permit the completion of the contemplated distribution of Registrable Shares within one year from the date on which the interference was first imposed; or (ii) in the case of an underwritten offering, the conditions specified in the related underwriting agreement, if any, are not satisfied or waived for any reason.

3.2   **Piggyback Registration**

3.2.1   **Right to Request a Piggyback Registration**

Upon Completion, if the Company proposes to register any shares under the Securities Act (other than on a Registration Statement on Form F-4, Form S-4, Form F-8 or Form S-8) at any time until the first date on which there are no Registrable Shares outstanding (excluding any Demand Registration and any Form F-3 Registration pursuant to the provisions hereof), and the form of Registration Statement is suitable for the registration of Registrable Shares (a "**Piggyback Registration**"), the Company shall give written notice to the Investor at least 30 days before the anticipated filing date of its intention to effect such a registration and, subject to Clause 3.2.3 and Clause 3.2.4, shall include in such Registration Statement and in any offering of shares to be made pursuant to that Registration Statement such number of Registrable Shares that the Investor may request in writing to the Company to be included in the Registration Statement; provided that such written request by the Investor must be made no later than 10 days after receipt by the Investor of the notice. The Company shall have no obligation to proceed with any Piggyback Registration and may abandon, terminate and/or withdraw the Piggyback Registration for any reason at any time prior to the effectiveness of such registration.

3.2.2   **Selection of Underwriters**

The Company shall have the right to select the managing underwriter or underwriters to administer any underwritten offering pursuant to any Piggyback Registration.

3.2.3   **Priority on Piggyback Registrations**

If the managing underwriters of the Piggyback Registration advise the Company and the Investor that in their opinion the number of shares (including any Registrable Shares) proposed to be included in such Piggyback Registration exceeds the Maximum Offering Size, the Company shall include in such Piggyback Registration the number of Registrable Shares requested to be included therein by the Investor and the number of shares requested, and agreed by the Company, to be included therein by the holders of shares, pro rata among all such holders, such that the aggregate number of shares (including any Registrable Shares) proposed to be registered by the Company and all such holders does not exceed the Maximum Offering Size.

3.2.4   **Basis of Participation**

The Investor may not sell Registrable Shares in any offering pursuant to a Piggyback Registration unless it: (i) agrees to sell such Registrable Shares on the same basis provided in the underwriting or other distribution arrangements approved by the Company and that apply to the Company and/or any holders of shares (including Registrable Shares) involved in such Piggyback Registration; and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other documents required under the terms of such arrangements.

3.3   **Form F-3 Registration**

3.3.1   **Right to Request Form F-3 Registration**

Upon Completion and subject to the provisions hereof and the eligibility of the Company to use Form F-3, the Investor may at any time after 18 months after the date hereof, by written notice, request that the Company file a Registration Statement on Form F-3 (or an amendment or supplement to an existing Registration Statement on Form F-3) for a public offering of all or such portion of the Registrable Shares owned and designated by the Investor pursuant to Rule 415 promulgated under the Securities Act or otherwise (a "**Form F-3 Registration**"); provided that the reasonably anticipated aggregate offering price to the public of such Registrable Shares is no less than USD5,000,000.

3.3.2   **Effective Form F-3 Registration**

Subject to this Clause 3.3 and Clause 3.5, the Company shall use reasonable efforts to: (i) publicly file with the SEC, no more than 45 days after receipt of the Investor's request pursuant to Clause 3.3.1, a Registration Statement on Form F-3 registering, subject to Clause 3.3.5, such number of Registrable Shares as requested by the Investor to be so registered pursuant to Clause 3.3.1; and (ii) cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter. If permitted under the Securities Act, such Registration Statement shall be one that is automatically effective upon filing. In the event that updated financial statements are required to be filed with such registration statement, the Company can, at its sole discretion, defer the filing date of the Registration Statement beyond 45 days of receipt of the Investor's request until 10 days after the Company has filed an annual or quarterly report, as the case may be, with such updated financial statements.

3.3.3   **Number of Form F-3 Registration**

Except as otherwise provided herein, there shall be no limit on the number of times that the Investor may request a Form F-3 Registration. The Company shall not deem any registration requested by the Investor pursuant to Clause 3.3.1 to be a Demand Registration for purposes of Clause 3.1.3.

3.3.4   **Underwritten Offerings**

The Investor shall be entitled to request an underwritten offering pursuant to a Form F-3 Registration. If any of the Registrable Shares covered by a Form F-3 Registration are to be sold in an underwritten offering, the Investor shall have the right to select the managing underwriter or underwriters to administer any such offering.

3.3.5   **Priority on Form F-3 Registrations**

If the managing underwriters of the requested Form F-3 Registration advise the Company and the Investor that in their opinion the number of Registrable Shares proposed to be included in the Form F-3 Registration exceeds the Maximum Offering Size, the Company shall include in such Form F-3 Registration, the number of Registrable Shares requested to be included therein by the Investor such that the aggregate number of shares (including any Registrable Shares) proposed to be registered by the Company and all such holders does not exceed the Maximum Offering Size.

3.3.6   **Effective Period of Form F-3 Registrations**

The Company shall use reasonable efforts to keep any Form F-3 Registration effective until the earlier of: (i) the date that all of the Registrable Shares covered by such Form F-3 Registration have been sold; and (ii) the date as of which the Investor is permitted to sell its Registrable Shares without registration pursuant to Rule 144 under the Securities Act without volume limitations or other restrictions on transfer thereunder.

3.4   **Registration Procedures**

3.4.1   Whenever the Investor requests that any Registrable Shares be registered pursuant to this Agreement, the Company shall use reasonable best efforts to effect, as soon as practicable, the registration and the sale of such Registrable Shares in accordance with this Agreement, and, pursuant thereto, the Company shall, as soon as practicable:

(a) subject to the other provisions of this Agreement, prepare and file with the SEC a Registration Statement with respect to such Registrable Shares and cause such Registration Statement to become effective (unless it is automatically effective upon filing);

(b) prepare and file with the SEC such amendments and supplements to such Registration Statement and prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective for the relevant period required hereunder, and to comply with the applicable requirements of the Securities Act with respect to the disposition of all the Registrable Shares covered by such Registration Statement during such period in accordance with the intended methods of disposition set forth in such Registration Statement;

(c) use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction in the United States of America;

(d) deliver, without charge, such number of copies of any prospectus (including any supplement thereto) as the Investor may reasonably request in order to facilitate the disposition of the Registrable Shares covered by such Registration Statement in conformity with the requirements of the Securities Act;

(e) notify the Investor and each distributor of Registrable Shares identified by the Investor at any time when a prospectus relating thereto would be required under the Securities Act to be delivered by such distributor, of the occurrence of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and, at the request of the Investor, the Company shall use reasonable efforts to prepare, as soon as practicable, a supplement or amendment to such prospectus so that, as thereafter delivered to any prospective purchasers of the Registrable Shares, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(f) in the case of an underwritten offering in which the Investor has requested any of its Registrable Shares to be registered pursuant to a Demand Registration, a Piggyback Registration or a Form F-3 Registration, and to the extent not prohibited by applicable Law, (A) make reasonably available, for inspection by the managing underwriters of such offering and attorney and accountant acting for such managing underwriters, pertinent corporate documents and financial and other records of the Company and its Subsidiaries, (B) cause the Company's officers and employees to supply information reasonably requested by such managing underwriters or attorney in connection with such offering, (C) make the Company's independent accountants available for any such managing underwriters' due diligence and have them provide customary comfort letters to such underwriters in connection therewith, and (D) cause the Company's counsel to furnish customary legal opinions to such underwriters in connection therewith; provided, however, that such records and other information shall be subject to such confidential treatment as is customary for underwriters' due diligence reviews;

(g) use reasonable efforts to cause all such Registrable Shares to be listed on the primary securities exchange (if any) on which securities of the same class issued by the Company are then listed;

(h) provide a transfer agent and registrar for all such Registrable Shares no later than the effective date of such Registration Statement and, at a reasonable time before any proposed sale of Registrable Shares pursuant to a Registration Statement, provide the transfer agent with printed certificates for the Registrable Shares to be sold;

(i) make generally available to the Investor a consolidated earnings statement (which need not be audited) for a period of twelve (12) months beginning after the effective date of the Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earnings statement under Section 11(a) of the Securities Act and Rule 158 thereunder; and

(j) promptly notify the Investor and the managing underwriters, if any, of any underwritten offering:

(i) when any Registration Statement, any pre-effective amendment, any prospectus (including any supplements thereto) or any post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(ii) of any request by the SEC for amendments or supplements to any Registration Statement or any prospectus or for any additional information regarding the Investor; and

(iii) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement.

3.4.2 The Company agrees not to effect any public sale or distribution of any of its shares, or any securities convertible into or exchangeable or exercisable for such shares (except pursuant to registrations on Form F-4 or F-8 or any successor thereto), during the period beginning on the effective date of any Registration Statement in which the Investor has requested any of its Registrable Shares to be registered and ending on the earlier of (a) the date on which all Registrable Shares registered on such Registration Statement are sold and (b) 90 days after the effective date of such Registration Statement (except as part of such registration).

3.4.3 No Registration Statement (including any amendments thereto) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and no prospectus (including any supplements thereto) shall contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, except for any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of the Investor or any underwriter or other distributor specifically for use therein.

3.4.4 The Company shall (i) file any reports required to be filed by it under the Securities Exchange Act, and (ii) take such further action as the Investor may reasonably request (including, without limitation, providing any information necessary to comply with Rule 144 under the Securities Act), all to the extent required from time to time to enable the Investor to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 or Regulation S under the Securities Act or (y) any similar rules or regulations hereafter adopted by the SEC. The Company shall, upon the request of the Investor, deliver to the Investor a written statement as to whether it has complied with the reporting requirements of Rule 144, the Securities Act and the Securities Exchange Act.

3.5 **Registration Expenses**

3.5.1 The Company shall bear all expenses incident to the Company's performance of or compliance with this Agreement, including without limitation (i) all registration and filing fees, (ii) fees and expenses of compliance with securities Laws, (iii) printing expenses, (iv) fees and disbursements of counsel for the Company, (v) all independent certified public accountants and other Persons retained by the Company and (vi) all "road show" expenses incurred in respect of any underwritten offering, including all costs of travel, lodging and meals (such expenses, the "**Registration Expenses**"). The Investor shall bear the cost of all underwriting discounts and commissions associated with any sale of Registrable Shares owned by it and shall pay all of its own costs and expenses, including all fees and expenses of any counsel (and any other advisers) representing it, and any share transfer taxes and duties. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration process begun pursuant to this Clause 3 if the registration request is subsequently withdrawn at the request of the Investor, unless the Investor agrees that such registration constitutes the use by the Investor of one Demand Registration pursuant to Clause 3.1.3.

3.5.2 The obligation of the Company to bear the expenses described in Clause 3.5.1 shall apply irrespective of whether a registration, once properly demanded or requested, becomes effective or is withdrawn or suspended.

3.6 **Indemnification**

3.6.1   The Company shall indemnify and hold harmless, to the fullest extent permitted by Law, the Investor and its officers, directors, shareholders, accountants and legal counsel and each Person (if any) that controls the Investor (within the meaning of the Securities Act) (collectively, the "**Investor Indemnified Persons**") against all losses, claims, damages or liabilities, joint or several, to which the Investor Indemnified Persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus, or any amendment or supplement thereto, covering the Registrable Shares, or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any challenge to the compliance, legality or legitimacy of the issuance and sales of the shares (including Registrable Shares) or ADSs, the listing and trading of the ADSs on the New York Stock Exchange or the transactions contemplated by this Agreement, and will reimburse the Investor Indemnified Persons for any legal or other expenses reasonably incurred by the Investor Indemnified Persons in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that with respect to limb (i) of this Clause 3.6.1, the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Statement, any prospectus, or any amendment or supplement thereto, covering the Registrable Shares, in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use therein.

3.6.2   The Investor shall indemnify and hold harmless, to the fullest extent permitted by Law, the Company against all losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus, or any amendment or supplement thereto, covering the Registrable Shares, or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Registration Statement, any prospectus, or any amendment or supplement thereto, covering the Registrable Shares, or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the Securities Act in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use therein. The liability of the Investor pursuant to this Clause 3.6.2 shall be limited in the aggregate to an amount equal to the aggregate net offer price of the ADSs representing the shares included in a Registration Statement filed pursuant to this Agreement and sold by the Investor.

3.6.3   The indemnification provided for under this Clause 3.6 shall remain in full force and effect regardless of any investigation made by or on behalf of any of the Investor Indemnified Persons or the Company and shall survive the transfer of shares and the first date on which there are no Registrable Shares outstanding, but only with respect to offers and sales of

Registrable Shares made before the first date on which no Registrable Shares are outstanding.

3.6.4   If the indemnification provided for in or pursuant to this Clause 3.6 is unavailable to or insufficient to hold harmless an indemnified Party under Clause 3.6.1 or Clause 3.6.2 above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying Party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying Party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions which result in such losses, claims, damages or liabilities. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying Party, on the one hand, or by the indemnified Party, on the other hand, and by such Party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of the indemnifying Party be greater in amount than the amount for which such indemnifying Party would have been obligated to pay by way of indemnification if the indemnification provided for under Clause 3.6.1 or Clause 3.6.2 hereof had been available under the circumstances.

3.7   **Other Registration Rights**

The Company will not grant to any Person the right to request the Company to register any shares of the Company if the Investor's exercise of its Registration Rights pursuant to terms under this Clause 3 will be prejudiced.

3.8   **Termination of Registration Rights**

Clause 3 of this Agreement and all Registration Rights of the Investor shall be terminated at the earlier of (i) the date on which, according to the legal opinion of counsel to the Company, all Registrable Shares may be sold without registration and without regard to any volume limitation requirement pursuant to Rule 144; (ii) the date on which the Company ceases to have any class of equity securities listed on a national securities exchange; and (iii) the date on which this Agreement is terminated in accordance with Clause 5.2, except that such termination shall not affect (x) the rights perfected or the obligations incurred by the Parties prior to such termination (including liability for breach of this Agreement) and (y) the rights and obligations of the Parties under Clause 3.5 and Clause 3.6.

4.   **CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS**

4.1   None of the Parties may make any public announcement or issue any circular relating to the subject matter of this Agreement without the prior written approval of the other Party. This restriction does not affect any announcement or circular required by Laws or any Governmental Authority or the rules of any recognized stock exchange; provided, however, that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party so far as is reasonably practicable before complying with such obligation.

4.2 The Parties agree that any verbal statements made or replies to questions given by any Party relating to the Company or this Agreement shall be consistent with any public announcements or circulars made in accordance with Clause 4.1.

4.3 Subject to Clauses 4.1 and 4.4:

(a) each of the Parties shall treat as strictly confidential and not disclose or use any documents, materials and other information, in whatever form, whether technical or commercial, received or obtained by it as a result of entering into this Agreement, which relates to:

(i) the provisions of this Agreement and any agreement entered into in relation to this Agreement; or

(ii) the negotiations relating to this Agreement (and any other agreements entered into in relation to this Agreement);

(b) each Party shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of any other Party or any member of their group;

(c) each Party shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Group.

4.4 Clause 4.3 shall not prohibit disclosure or use of any information if and to the extent:

(a) the disclosure or use is required by Laws, any Governmental Authority or any recognized stock exchange on which the shares of any Party is listed;

(b) the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(c) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax authority in connection with the Tax affairs of the disclosing Party;

(d) the disclosure is made to professional advisers or actual or potential financiers of any Party on a need to know basis and on terms that these professional advisers or actual or potential financiers undertake to keep confidential any information in relation to this Agreement;

(e) the information is or becomes publicly available (other than by breach of this Agreement);

(f) the disclosure is made on a confidential basis to potential purchasers of all or part of any Party or to their professional advisers or financiers; provided that any of these persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase;

(g) the other Party has given prior written approval, such approval not to be unreasonably withheld or delayed, to the disclosure or use;

(h) the information is independently developed after the date hereof; or

(i) the disclosure or use is a disclosure by the Investor to any of its Affiliates on a need to know basis and the Investor uses reasonable endeavours to procure that the relevant Affiliate is aware of and complies with the confidentiality obligations set out in this Clause 4; provided that prior to disclosure or use of any information pursuant to Clause 4.4(a), (b) or (c), the Party concerned shall promptly notify the other Party of these requirements with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to comment on the timing and content of such disclosure or use.

4.5   A recipient of confidential information may disclose such confidential information to its shareholders, employees, directors, partners, representatives, agents, consultants, advisors and financing sources (collectively, the "**Representatives**") only to the extent reasonably necessary for the achievement of the objectives of this Agreement. A recipient of confidential information shall procure that its Representatives are aware of and comply with the confidentiality obligations set out in this Clause 4.

5.   **MISCELLANEOUS**

5.1   **Share Subdivision, Share Dividend and Similar Events; ADSs.**

Upon any share subdivision, share dividend, share consolidations, recapitalization or other similar event of the share capital of the Company, all references to the per share price and number of shares in this Agreement, for purposes of determining the availability of any rights of the Investor under this Agreement, shall be deemed to have been proportionally adjusted based on such event. Any reference to number of shares shall be deemed to include any such shares that are represented by ADSs.

5.2   **Effectiveness and Termination**

This Agreement shall take effect on the date of Completion. Except as otherwise provided in this Agreement, this Agreement shall continue in full force and effect until the earlier of the date: (i) each Party agrees in writing to terminate this Agreement; and (ii) the Investor holds less than 5% of the issued and outstanding shares of the Company. Provisions of Clause 5 shall survive any termination of this Agreement.

5.3   **Notice**

5.3.1   Any notice or communication given or made by a Party in connection with this Agreement must be executed by that Party or signed by an authorised signatory of that Party. A person is an authorised signatory if he or she is a director or officer of the relevant Party, or if he or she is authorised in writing by that Party. Any notice sent by email is taken to be signed by the named sender.

5.3.2   Any notice or communication given to a Party under this Agreement is only given if it is in writing, in English or Chinese, and sent in one of the following ways:

(a) delivered or posted to that Party at its address set out in Schedule 1; or

(b) emailed to that Party at its email address set out in Schedule 1.

5.3.3 If a Party gives the other Party a notice three (3) Business Days in advance of a change of its address or email address, any notice or communication is only given by that other Party if it is delivered or posted to the latest address or email address.

5.3.4 Any notice or communication is to be treated as given at the following time:

(a) if it is delivered, when it is left at the relevant address;

(b) if it is sent by post, two (2) (or, in the case of a notice or communication posted to another country, five (5)) Business Days after it is posted; or

(c) if it is sent by email, provided no automated message is received stating that the email has not been delivered, three (3) hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent.

However, if any notice or communication is given on a day that is not a Business Day, or after 5:00 p.m., in the place of the Party to whom it is sent, it will be treated as having been given at the beginning of the next Business Day in that place.

5.4 **Further Assurance**

Each of the Parties agrees to perform (or procure the performance of) all such acts and things and/or to execute and deliver (or procure the execution and delivery of) all such documents, as may be required by Law or as may be necessary or requested by the other Party for giving full effect to and giving the other Party the full benefit of this Agreement and the transactions contemplated hereunder.

5.5 **No Waiver**

No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.6 **Amendment**

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Parties.

5.7 **Successors, Assigns and Third Party Beneficiaries**

This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Parties hereto. No Party shall assign all or any part of this Agreement without the prior written consent of the other Party, except that the Investor may assign any of its rights and obligations under this Agreement to any of its Affiliates (other than the Company or any of its Subsidiaries) without the prior written consent of the other Party, and any such transferee shall, concurrently with the effectiveness of such transfer, become a party to this Agreement. Except as otherwise provided therein, no Person other than the Parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

5.8   **Compliance with Law**

Nothing in this Agreement shall obligate, or to be interpreted or construed to obligate, any Party to violate any current and future applicable Law, including applicable securities laws and exchange rules. To the extent that any provisions, paragraphs or clauses impose such obligations, all such provisions, paragraphs or clauses shall automatically become void.

5.9   **Specific Performance**

The Parties acknowledge and agree that irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the Parties shall be entitled to injunction and other equitable remedies, including specific performance of the terms and provisions of this Agreement, without posting any bond or other undertaking.

5.10   **Entire Agreement**

This Agreement sets forth the entire understanding of the Parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the Parties with respect to such subject matter.

5.11   **Severance**

If any provision of this Agreement shall be held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the greatest extent permitted by Law.

5.12   **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

5.13   **Dispute Resolution**

5.13.1 Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("**HKIAC**") under the HKIAC Administered Arbitration Rules ("**HKIAC Rules**") in force when the Notice of Arbitration is submitted, which HKIAC Rules are deemed to be incorporated by reference into this Clause 5.13 and as may be amended by this Clause 5.13.

5.13.2   The seat of arbitration shall be in Hong Kong. The arbitration proceedings shall be conducted in English. The number of arbitrators shall be three (3). One arbitrator shall be nominated by the Company and one arbitrator shall be nominated by the Investor (each, a "**Nominated Arbitrator**"). The third arbitrator shall be jointly nominated by the Company's and the Investor's respectively Nominated Arbitrators in accordance with the HKIAC Rules.

5.13.3   The arbitral award shall be final and binding upon the Parties to the arbitration. The Parties undertake to carry out each and every arbitral award without delay.

5.13.4   All costs of arbitration shall be borne in accordance with the orders of the arbitration tribunal, and attorneys' fees and expenses shall be borne by the Party incurring such fees and costs unless otherwise ordered by the arbitration tribunal.

5.13.5   During the period when a dispute is being resolved, the Parties shall in all other respects continue the implementation of this Agreement.

5.14   **Language**

This Agreement is written in English only. In the event that any other language version of this Agreement is prepared, such version shall be for reference purposes only and shall not have any legal effect.

5.15   **Counterparts and Electronic Signatures**

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. Counterparts may be delivered via facsimile and electronic mail (including pdf), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. The exchange of a fully executed document (in counterparts or otherwise) by such transmission methods and formats shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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IN WITNESS HEREOF, the Parties hereby cause this Agreement to be executed by their duly authorized representatives as of the first date written above.


Company:

Autohome Inc.


By: /s/ Quan Long

Name: Quan Long

Title: Chairman of the Board

IN WITNESS HEREOF, the Parties hereby cause this Agreement to be executed by their duly authorized representatives as of the first date written above.


Investor：

CARTECH HOLDING COMPANY


By: ___/s/ Chi Liu_____
Name: Chi LIU
Title: Director

Schedule 1
Notice Details

Company	
Autohome Inc.	
Address:	18th Floor Tower B, CEC Plaza 3 Dan Ling Street Haidian District, Beijing 100080 The People's Republic of China
Email address:	lisha@autohome.com.cn
Attention:	Lisa Li （李莎）

Investor	
CARTECH HOLDING COMPANY	
Address:	Building C1, QUST National Science Park (Guangsheng Road), Chengyang District, Qingdao (青岛市城阳区青岛国家大学科技园（广盛路）C1 座)
Email address:	zhoushenglei@haier.com; liuxiangli@haier.com; liulong@haier.com; and wangjiesi@haier.com
Attention:	Shenglei Zhou (周生磊); Xiangli Liu (刘香丽); Long Liu (刘龙); and Jiesi Wang (王杰斯)